UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. )

                           Synvista Therapeutics, Inc
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    87164M100
     ----------------------------------------------------------------------
                                 (CUSIP Number)

                                    Leo Kirby
                         667 Madison Avenue, 17th Floor
                               New York, NY 10065
                                 (212) 339-5633
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  July 25, 2007
     ----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 8 Pages

                                  SCHEDULE 13D

--------------------------                                    ------------------
CUSIP No.  87164M100                                           Page 2 of 8 Pages
--------------------------                                    ------------------

--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Julian C. Baker
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                          (a)

                                                                          (b) X
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY
--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS (See Instructions)

          WC
--------- ----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
------------------------ -------- ----------------------------------------------
                            7     SOLE VOTING POWER

                                  0
       NUMBER OF         -------- ----------------------------------------------
        SHARES              8     SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                   10,500,000
         EACH            -------- ----------------------------------------------
       REPORTING                  SOLE DISPOSITIVE POWER
        PERSON              9
         WITH                     0
                         -------- ----------------------------------------------
                                  SHARED DISPOSITIVE POWER
                           10
                                  10,500,000
------------------------ -------- ----------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          10,500,000
--------- ----------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          80.2%
--------- ----------------------------------------------------------------------
          TYPE OF REPORTING PERSON (See Instructions)
   14
          IN
--------- ----------------------------------------------------------------------


                                Page 2 of 8 Pages

                                  SCHEDULE 13D
--------------------------                                    ------------------
CUSIP No.  87164M100                                           Page 3 of 8 Pages
--------------------------                                    ------------------

--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Felix J. Baker
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                           (a)
                                                                           (b) X
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY
--------- ----------------------------------------------------------------------
          SOURCE OF FUNDS (See Instructions)
   4
          WC
--------- ----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
------------------------ -------- ----------------------------------------------
                            7     SOLE VOTING POWER

                                  10,500,000
                         -------- ----------------------------------------------
       NUMBER OF            8     SHARED VOTING POWER
        SHARES
     BENEFICIALLY                 10,500,000
       OWNED BY          -------- ----------------------------------------------
         EACH                     SOLE DISPOSITIVE POWER
       REPORTING            9
        PERSON                    0
         WITH            -------- ----------------------------------------------
                                  SHARED DISPOSITIVE POWER
                           10
                                  10,500,000
------------------------ -------- ----------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          10,500,000
--------- ----------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          80.2%
--------- ----------------------------------------------------------------------
          TYPE OF REPORTING PERSON (See Instructions)
   14
          IN
--------- ----------------------------------------------------------------------


                                Page 3 of 8 Pages

Item 1.           Security and Issuer.

      This statement on Schedule 13D relates to the common stock, $0.01 par value (the "Common Stock"), of Synvista Therapeutics, Inc. a Delaware corporation (the "Company"), whose principal executive offices are located at 221 West Grand Avenue, Montvale, New Jersey 07645.

Item 2.           Identity and Background.

                  This statement is being filed by Julian C. Baker and Felix J. Baker (each, a "Reporting Person"), each of whom is a United States citizen. Set forth below is certain information with respect to each Reporting Person:


Name               Business Address       Present Principal Occupation

Julian C. Baker    667 Madison Avenue     Managing Member, Baker Bros. Advisors,
                   New York, NY  10021    LLC (an entity engaged in investment
                                          activities)

Felix J. Baker     667 Madison Avenue     Managing Member, Baker Bros. Advisors,
                   New York, NY  10021    LLC (an entity engaged in investment
                                          activities)

                  During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

                  The funds used to purchase the shares of Series B Preferred Stock and Warrants convertible within 60 days to Common Stock reported in Item 5 below were provided from the available working capital of the entities there indicated.

Item 4.           Purpose of Transaction.

                  The entities referred to in Item 5 below acquired the shares of Series B Preferred Stock and Warrants convertible within 60 days to Common Stock set forth therein solely for investment. The Reporting Persons expect to review from time to time the investment positions of these entities and may, depending on market and other conditions, increase or decrease their holdings.

                  Whether the entities purchase any additional shares of Common Stock or dispose of any shares of Common Stock, and the amount and timing of any such transactions, will depend upon the Reporting Persons' continuing assessments of pertinent factors, including the availability of shares of Common Stock for purchase at particular price levels, the Company's business and prospects, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board of Directors and management of the Company, the

                                Page 4 of 8 Pages
availability and nature of opportunities to dispose of shares in the Company and other plans and requirements of the particular entities. Depending upon their assessments of these factors from time to time, the Reporting Persons may change their present intentions as stated above, including determining to acquire additional shares of Common Stock (by means of open market or privately negotiated purchases) or to dispose of some or all of the shares of Common Stock under their control. The Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Company or any sale of its assets or any change in its Board of Directors, management, capitalization, dividend strategy, charter or by-laws, or any other change in its business or corporate structure or with respect to the delisting or deregistration of any of its securities including, without limitation, those matters described in subparagraphs (a) though (j) of Item 4 of Schedule 13D.

Under the purchase agreement referred to in Item 6 below, all entities in the case of the total have the right to designate two of seven directors of the Company, but at this time have not done so.

Item 5.           Interest in Securities of the Issuer.

Set forth below is the aggregate number of shares of Common Stock that maybe acquired upon conversion of Series B Preferred Stock and shares that maybe acquired upon the exercise of Warrants, as of the date hereof by each of the following, together with the percentage of outstanding shares of Common Stock that such number represents based upon 2,586,377 shares outstanding, according to information obtained from the Company on July 25, 2007. Such percentage figures are calculated on the basis that the shares of Preferred Stock and Warrants owned by the Reporting Persons are deemed converted into or exercised for shares of Common Stock but other outstanding shares of Preferred Stock and Warrants are not deemed converted or exercised.

-------------------------------------- --------------------- --------------------------------
Name                                   Number of Shares      Percentage of Class Outstanding
-------------------------------------- --------------------- --------------------------------
Baker Bros. Investments II, L.P        9,323                 0.4%
-------------------------------------- --------------------- --------------------------------
Baker Biotech Fund I, L.P.             2,740,840             51.5%
-------------------------------------- --------------------- --------------------------------
Baker Brothers Life Sciences, L.P.     7,438,590             74.2%
-------------------------------------- --------------------- --------------------------------
14159, L.P.                            240,276               8.5%
-------------------------------------- --------------------- --------------------------------
Baker/ Tisch Investments, L.P.         70,971                2.7%
-------------------------------------- --------------------- --------------------------------
Total                                  10,500,000            80.2%
-------------------------------------- --------------------- --------------------------------

                  By virtue of their ownership of entities that have the power to control the investment decisions of the limited partnerships listed in the table above, Julian C. Baker and Felix J. Baker may each be deemed to be beneficial owners of shares owned by such entities and may be deemed to have shared power to vote or direct the vote of and shared power to dispose or direct the disposition of such securities.

                                Page 5 of 8 Pages

                  The above-mentioned holdings of Convertible Preferred Series B and Warrants of the Company were acquired by the entities noted above on July 25, 2007 pursuant to the Series B Preferred Stock and Warrant Purchase Agreement referred to in Item 6 in exchange for a bridge loan to the Company, accrued interest thereon and $14,835,616 in cash. None of the reporting Persons has effected any other transactions in the Common Stock of the Company during the 60 days preceding the filing of this statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  In connection with the acquisition of the Series B Preferred Stock and Warrants of the Company, the purchasers thereof entered into a Series B Preferred Stock and Warrant Purchase Agreement with the Company, dated April 5, 2007, a copy of which is filed as Exhibit 1 hereto, an Amendment No. 1 thereto, dated June 1, 2007, with the Company, a copy of which is filed as
Exhibit 2 hereto, and a Registration Rights Agreement, dated July 25, 2007, with the Company, a copy of which is filed as Exhibit 3 hereto. Except for those Agreements and as otherwise described herein, neither of the Reporting Persons has any contracts, arrangements, understandings or relationships with the Company or any other Reporting Person with respect to any securities of the Company.

Iterm 7.          Material To Be Filed as Exhibits.

Exhibit1 Series B Preferred Stock and Warrant Purchase Agreement, dated April 5, 2007, among the Company and the Purchasers named therein (incorporated by reference to Exhibit 10.1 to the Company's report on Form 8-K filed April 11, 2007).

Exhibit 2 Amendment No. 1 to Series B Preferred Stock and Warrant Purchase Agreement, dated June 1, 2007, among the Company and the Purchasers referred to in Exhibit 1 (incorporated by reference to Exhibit 10.2 to the Company's report on Form 8-K filed June 7, 2007).

Exhibit 3 Registration Rights Agreement, dated July 25, 2007, among the Company and the Purchasers referred to in Exhibit 1 (incorporated by reference to Exhibit 10.3 to the Company's report on Form 8-K filed April 11, 2007).

Exhibit 4         Agreement regarding the joint filing of this statement.



                                Page 6 of 8 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 3, 2007

                                          By:  /s/ Julian C. Baker
                                               ------------------------------
                                               Julian C. Baker

                                          By:  /s/ Felix J. Baker
                                               ------------------------------
                                               Felix J. Baker



















                                Page 7 of 8 Pages

                                                                       EXHIBIT 4

                                    AGREEMENT


In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this Statement on Schedule 13D relating to the Common Stock, $0.01 par value, of Synvista Therapeutics, Inc. is being filed with the Securities and Exchange Commission on behalf of each of them.

August 3, 2007

                                          By:  /s/ Julian C. Baker
                                               ------------------------------
                                               Julian C. Baker

                                          By:  /s/ Felix J. Baker
                                               ------------------------------
                                               Felix J. Baker




















                                Page 8 of 8 Pages